May 21, 2008
Mail Stop 4561
By U.S. Mail and facsimile to: (202) 772-9208
Christian Windsor
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Bank of America Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed April 30, 2008 File Number 333-149204

Bank of America Corporation Form 10-K for December 31, 2007, filed February 28, 2008 File Number 001-06523
Dear Mr. Windsor:
     Set forth below are the responses of Bank of America Corporation and Countrywide Financial Corporation to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated May 9, 2008 (the “May 9 Letter”) regarding Bank of America’s Form 10-K for December 31, 2007 and Amendment No. 2 to Bank of America’s Registration Statement on Form S-4 (“Amendment No. 2”). The responses to the Staff’s comments are provided in the order in which the comments were set out in the May 9 Letter and are numbered correspondingly. The Staff’s comments, indicated by bold, are followed by responses on behalf of Bank of America and Countrywide. References herein to “we” or “our” are to Bank of America Corporation and its subsidiaries.
Bank of America Form 10-K for Fiscal Year Ended December 31, 2007:
Management’s Discussion and Analysis
Off-and On-Balance Sheet Arrangements
Collateralized Debt Obligation Vehicles, page 37
1.	We refer to your response to comment 9 of our letter dated April 11, 2008, and to our telephone conversation held on May 8, 2008. Please provide us with the

Christian Windsor
Securities and Exchange Commission
May 21, 2008

following additional information so that we may more clearly understand your involvement with various CDO vehicles and your application of FIN 46(R) to such vehicles.

Bullet 1

•	Please provide us a list of CDO vehicles with which you are involved (both consolidated and unconsolidated) and describe your various forms of involvement (e.g., administrator, liquidity provider, other variable interest holder) with each.

Please see the attached Exhibit 1 for a list of the CDO vehicles to which we had super senior exposure at December 31, 2007, as disclosed in the table entitled Super Senior Collateralized Debt Obligation Exposure on page 29 of our Form 10-K. Included in Exhibit 1 are written put options and other liquidity obligations totaling $12.3 billion, including support of $2.3 billion to a CDO conduit that we administer (the “Conduit”) and $10.0 billion to six third party CDOs (the “Third Party CDO Issuers”). Our obligations under these liquidity agreements were discussed in detail in our previous response. Also included in Exhibit 1 are other super senior CDO exposures in the form of cash instruments or derivative contracts with an aggregate notional amount of $8.4 billion. All of the CDO vehicles in Exhibit 1 are herein referred to collectively as the “CDO Vehicles”. To the extent that we held other variable interests in the CDO Vehicles, we have also indicated the notional amount of such interests at December 31, 2007.

Exhibit 1 does not include other CDO exposures that we hold as a result of our typical sales and trading activities, including derivative contracts through which we may buy or sell credit protection on CDO exposures. These sales and trading positions, which were acquired through routine trading activities, do not represent significant variable interests in a CDO vehicle and are therefore excluded from our comments that follow. Also, as noted in our previous letter dated April 30, 2008, $451 million of our liquidity obligations pertain to Canadian CDO vehicles. To date, we have not purchased any commercial paper (“CP”) that was issued by the Canadian CDO vehicles, and we do not hold any other variable interests in these vehicles. Accordingly, we have excluded the Canadian CDO vehicles from our comments in the remainder of this letter.

We provided structuring, debt placement and/or underwriting services for all of the CDO Vehicles. We serve as a CP dealer for the Conduit and the Third Party CDO Issuers to which we provide liquidity support. We are the administrator of the Conduit but do not provide administrative or collateral management services for any of the other CDO Vehicles.

We entered into several types of derivative contracts with the CDO Vehicles at inception. For example, we may provide interest rate swaps to eliminate the interest rate mismatch when fixed rate assets are funded by variable rate debt. In a few cases, we provide cross-currency swaps. We also provide cash flow swaps to several of the CDO Vehicles, including the Conduit, to eliminate the mismatch in timing between the receipt of cash on

Christian Windsor
Securities and Exchange Commission
May 21, 2008

assets and payments due on liabilities of the vehicles. In determining whether these derivatives are variable interests in the CDO Vehicles, we considered the guidance in paragraph 13 of FSP No. FIN 46(R)-6, Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R):

“The following characteristics, if both are present, are strong indications that a derivative instrument is a creator of variability:

a. Its underlying is an observable market rate, price, index of prices or rates, or other market observable variable (including the occurrence or nonoccurrence of a specified market observable event).

b. The derivative counterparty is senior in priority relative to other interest holders in the entity.”

The underlyings for the interest rate and cross-currency swaps are observable market variables, and payments due to us under all of these derivatives are senior in the waterfall to all payments of principal and interest due to investors in the CDO Vehicles. Accordingly, these swaps are creators of variability and thus are not variable interests in the CDO Vehicles.

We have also entered into credit derivatives with several CDO Vehicles through which we purchased credit protection on a variety of debt securities. These credit derivatives create variability and are not considered to be variable interests in the CDO Vehicles. Proceeds from debt securities issued by the CDO Vehicles serve as collateral for the CDO Vehicles’ obligations to us under the credit derivatives.

Bullet 2

•	Please describe any structural differences between the CDO conduit you administer and the third party CDOs, and discuss the different classes and types of securities issued by each.

Except for the Conduit, each of the CDO Vehicles holds a diversified pool of structured securities with pre-determined characteristics. The collateral pool may include principally high grade or mezzanine securities, or securities issued by other CDOs (referred to as CDOs-squared). To fund the acquisition of the asset pool, each CDO issued several classes of securities with ratings ranging from AAA to below investment grade, as well as a class of junior securities that is not rated. Each class of securities is subordinated to those with a higher rating, with the non-rated junior securities providing first loss protection. The economic risks and rewards of the assets are passed through to the investors holding the various classes of securities, with the subordinated securities receiving a higher coupon than the senior securities to compensate for the increased risk of loss due to default.

Christian Windsor
Securities and Exchange Commission
May 21, 2008

The Conduit was a unique structure when it was created in 2005. It holds a small number of super senior CDO securities (in each case, the “Class A-1A Notes”) issued by certain third party CDOs (the “Conduit Investment CDOs”) and was designed to benefit the Conduit Investment CDOs by providing them access to the CP market. The Conduit obtains all of its funding through the issuance of CP, which benefits from the liquidity support that we provide. Due to the high quality of its assets, the Conduit did not issue subordinated securities and it was not required by the rating agencies to obtain other forms of credit enhancement. We are the administrator of the Conduit and our obligations and responsibilities are discussed in more detail in our response to Bullet 3 below.

Bullet 3

•	Please explain your obligations and responsibilities as the CDO conduit administrator. For example, discuss when you are contractually permitted to remove certain assets from the CDO conduit, versus when you are required to do so. Please explain how any losses realized upon your purchase of assets from the conduit, either when contractually obligated or contractually permitted, are allocated to the CDO security holders.

[Confidential Treatment Requested by Bank of America Corporation]

Bullet 4

•	Tell us when you would have been contractually obligated to perform under the liquidity puts had you not voluntarily purchased the commercial paper issued by the CDOs. Additionally, please clarify whether your maximum obligation under the liquidity puts was reduced (for at least as long as you held the commercial paper outright) when you chose to purchase the commercial paper from the CDOs in advance of the liquidity puts being formally exercised.

We purchased CP from the Conduit and the Third Party CDO Issuers only after we were informed by broker-dealers and other parties involved with the CDOs that they were unable to re-issue some or all of their maturing CP at less than the contractually-specified yield. Accordingly, had we not voluntarily purchased the CP, we would have been obligated to purchase CP under our liquidity agreements on that same day. As stated in our previous letter dated April 30, 2008, we chose to purchase CP directly from the Conduit and the Third Party CDO Issuers rather than wait for the liquidity obligations to be exercised (i) in order to maintain liquidity in the ABCP market generally and with respect to the Conduit and the Third Party CDO Issuers specifically, (ii) so that we could determine the tenor of paper that we would purchase, and (iii) for operational simplicity. We believe that the difference between voluntarily purchasing CP under these conditions and waiting for the liquidity puts to be exercised is not meaningful and that the accounting results should be the same in either case.

The liquidity agreements obligate us to purchase newly-issued CP whenever maturing CP cannot be re-issued at less than the contractually-specified yield. Accordingly, our

Christian Windsor
Securities and Exchange Commission
May 21, 2008

maximum obligation under the liquidity agreements is not increased or decreased when we hold CP outright, regardless of whether we voluntarily purchased the CP or if the liquidity puts were exercised. Instead, the CP that we hold remains subject to the liquidity agreements. If the CP dealers are unable to issue new CP to repay the CP that we hold when it matures, we remain obligated under the liquidity agreements to purchase newly-issued CP.

Bullet 5

•	Please explain why the voluntary purchase of commercial paper in advance of the liquidity puts being formally exercised could have resulted in the consolidation of the CDOs as of December 31, 2007 had you concluded the voluntary purchase of commercial paper was a reconsideration event.

We raised this point in our previous response because we had become aware of another view in the marketplace. Specifically, a market participant might conclude that the purchase of CP under the circumstances we faced would be a reconsideration event. Although we disagree with this interpretation, as discussed in our response to Bullet 7 below, we believe that a reconsideration analysis in the fourth quarter of 2007, if performed, would likely have led to consolidation of the Conduit and the Third Party CDO Issuers, as discussed below. Our intent was to frame the issue for the Staff’s review so as to permit an accurate assessment of the impact of consolidation on our financial condition and results of operations.

A reconsideration analysis is based on current market conditions and incorporates current expectations of future cash flows. In the fourth quarter of 2007, the capital markets faced an unprecedented liquidity crisis and we faced widespread losses on debt securities exceeding amounts that had been anticipated in the FIN 46(R) analyses performed at inception of the Conduit and each Third Party CDO Issuer. As a result, cash flow projections performed at that time in connection with a reconsideration analysis would have utilized significantly different assumptions than those that had been considered reasonable and appropriate at inception.

In our original FIN 46(R) analysis for the Conduit, we had concluded that interest rate risk was the primary source of variability and that the Conduit Investment CDOs would absorb substantially all of this variability. We did not expect credit losses to be a significant source of variability due to the high credit quality of the Conduit’s assets, all of which were super senior securities issued by the Conduit Investment CDOs that benefited from subordination levels exceeding that required for a AAA rating by 50%. However, market conditions in the second half of 2007 eroded the value of the assets held in the Conduit Investment CDOs, causing a decline in value of the super senior securities held as assets of the Conduit. Our liquidity agreement with the Conduit and related contracts with the Conduit Investment CDOs obligate us to absorb losses on these assets if they are removed from the Conduit and cannot be sold at a price less than par. As a result, we absorbed market losses created by the assets of the Conduit. Although we do not believe a reconsideration event occurred, had we performed a reconsideration

Christian Windsor
Securities and Exchange Commission
May 21, 2008

analysis during the fourth quarter of 2007, we would likely have concluded that we would absorb a majority of variability created by the assets of the Conduit and we would therefore have consolidated the Conduit.

In our original FIN 46(R) analyses for the Third Party CDO Issuers, we had concluded that credit risk was the primary source of variability and that the subordinated securities issued by the Third Party CDO Issuers would absorb substantially all of this variability. Contrary to our expectations, the subordinated securities were not sufficient to absorb substantially all of the credit risk created by the assets of the Third Party CDO Issuers. Instead, market losses in the second half of 2007 had erased all or most of the value of the subordinated securities and were also eroding the value of the super senior CP. As our written put options obligate us to purchase CP at par value, we absorbed market losses created by the assets of the Third Party CDO Issuers. Although we do not believe a reconsideration event occurred, had we performed a reconsideration analysis during the fourth quarter of 2007, we would likely have concluded that we would absorb a majority of variability going forward through these written put options and we would therefore have consolidated the Third Party CDO Issuers.

Notwithstanding the above, we believe that our interpretation was reasonable and supported by the guidance in FIN 46(R). Specifically, we do not believe that the purchase of CP under these circumstances was a reconsideration event. However, in consideration of other interpretations, we note that consolidation of the Conduit and the Third Party CDO Issuers would have had no impact on net earnings, as we had already captured any loss in value of the Conduit’s and Third Party CDO Issuers’ assets through writedowns taken on our liquidity obligations, and total assets would have increased by less than $1 billion.

Bullet 6

•	Please explain how CDO security downgrades impact the operation of the CDO. For example, explain whether, and if so how, downgrades result in events of default that require the CDO to liquidate. Please also describe any other events of default, and how they impact the operation of the CDOs.

Although the terms of each CDO Vehicle differ, most have overcollateralization (OC) tests that are impacted by asset downgrades. Failure of an OC test may change the allocation of cash flows or create an Event of Default (“EOD”) that could ultimately lead to liquidation.

In a typical OC test, assets held in the CDO Vehicle are compared to the notional amount of outstanding securities. For purposes of this test, assets that have been downgraded are measured at a discount to par. Common discounts are 10% for BB rated assets, 20% for B rated, and 50% for CCC rated. Assets rated CC or lower and defaulted assets are included in the test at market value.

Christian Windsor
Securities and Exchange Commission
May 21, 2008

At certain levels, results of the OC test will cause interest payments on subordinated securities to be deferred and principal payments on more senior securities to be accelerated. In a typical example from a CDO Vehicle with high grade collateral, if the ratio of assets to total outstanding securities rated BBB or higher is less than 100.5%, residual cash flows that would otherwise be remitted to investors holding non-rated junior securities would be used instead to repay principal on AAA securities. As the ratio declines further, interest payments on more senior classes of securities may be deferred. An EOD occurs when either (a) interest payments on AA securities are deferred or (b) the ratio of assets to AAA securities is less than 100%.

Other EODs include a failure to pay interest on AA or more senior securities or to pay principal when due because of a shortfall in available cash flows, a change in the tax status of the CDO Vehicle, and the occurrence of an event that causes the issuer to have to register under the Investment Company Act of 1940.

Upon an EOD, cash proceeds may no longer be reinvested in new assets, thus shortening the expected life of the CDO Vehicle. In most of the CDO Vehicles, an EOD also gives the controlling class, typically the holder of the most senior class of securities, the ability to liquidate the vehicle.

The impact of a downgrade of the securities issued by a CDO Vehicle is less dramatic. For example, the reinvestment of cash proceeds in new assets may be prohibited if the AAA rated securities are downgraded two or more rating categories or any other classes are downgraded three or more rating categories. Downgrades of securities issued by a CDO Vehicle do not generally cause an EOD for that CDO Vehicle.

Bullet 7

•	For each type of CDO vehicle with which you are involved, please describe the types of transactions that could occur between you and the CDO vehicle in your role as administrator, liquidity provider or other variable interest holder and clarify when such transactions would be considered to be reconsideration events under paragraph 15 of FIN 46(R). Please explain your rationale for making these determinations.

We have described our obligations and responsibilities as administrator with regard to the Conduit in our response to Bullet 3 above. Any actions taken as the result of these obligations and responsibilities would not lead to a reconsideration event with regard to the Conduit. Similarly, we do not believe that actions taken as the result of our liquidity obligations to the Conduit or the Third Party CDO Issuers are reconsideration events. These obligations were included in the analysis of the design of these CDO Vehicles and our exposure to risk was incorporated into the FIN 46(R) analyses performed at inception.

Paragraph 15 of FIN 46(R) says:

Christian Windsor
Securities and Exchange Commission
May 21, 2008

“An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity A holder of a variable interest that is not the primary beneficiary also shall reconsider whether it is the primary beneficiary of a variable interest entity if that enterprise acquires additional variable interests in the variable interest entity.”

Actions taken in response to existing contractual obligations are not reconsideration events even though market conditions may change over time and an enterprise may ultimately absorb more losses than had been anticipated at inception of a transaction. Accordingly, the purchase of CP under existing liquidity agreements or the removal of assets from the Conduit in accordance with existing obligations as administrator are not reconsideration events even though we incurred and recorded losses in amounts substantially greater than we had anticipated.

However, the purchase of other securities issued by a CDO Vehicle, not in connection with obligations under existing contractual obligations, would be a reconsideration event. For example, in the fourth quarter of 2007, we purchased $22 million of Class X securities issued by three CDO Vehicles (refer to Note F on Exhibit 1) to which we had super senior exposure in the form of cash positions or derivative contracts. The purchases were made principally to clarify and solidify our rights as the controlling class of investors and eliminate any impediment to our ability to receive cash flows due on our super senior interests. We considered each of these purchases to be a reconsideration event and consolidated the three CDO Vehicles.

Bullet 8

•	Please quantify the amount of commercial paper that you purchased from CDO vehicles during 2007 and subsequent periods and distinguish the amount of purchases that were made pursuant to liquidity agreements from those that were not. Explain whether you considered any of these purchases to be reconsideration events, and if not, your rationale for making this determination.

On Exhibit 2, we have indicated the amount of CP held as of September 30, 2007, December 31, 2007, and March 31, 2008 that was issued by the Conduit and each of the unconsolidated Third Party CDO Issuers to which we provide liquidity support.

Prior to the third quarter of 2007, we did not purchase CP from the Conduit or the Third Party CDO Issuers other than incidentally and on a temporary basis in our role as broker-dealer. In the third quarter of 2007, we began to purchase CP from these CDO Vehicles due to the inability of the CP dealers to re-issue maturing CP at less than the contractually-specified yield. During the fourth quarter, we purchased substantially all of the CP that was newly-issued by these CDO Vehicles and we continue to do so today. In

Christian Windsor
Securities and Exchange Commission
May 21, 2008

all cases, we purchased CP only after we were informed that the CP dealers could not re-issue maturing CP at less than the contractually-specified yield. Accordingly, had we not voluntarily purchased the CP, we would have been obligated to purchase CP under our liquidity agreements on that same day.

For the reasons detailed in our previous letter dated April 30, 2008 and in our response to Bullet 7 above, we did not consider the purchases of CP to be reconsideration events under paragraph 15 of FIN 46(R). The purchases did not change the economic substance of our contractual arrangements with the Conduit or the Third Party CDO Issuers, and did not expose us to any new risk or variability not already embodied in our existing liquidity obligations and considered in the FIN 46(R) analyses. We were previously obligated under the written put options and liquidity commitments to shield the Conduit and the Third Party CDO Issuers from paying more than a specified yield on outstanding CP. Also, since these pre-existing obligations required us to purchase CP at par, we were already exposed to the risk of loss to the extent that the CP we acquire is worth less than par.

The governing documents and contractual arrangements between us and the Conduit did not change, nor did the governing documents and contractual arrangements between us and the Third Party CDO Issuers, either explicitly or implicitly. We did not absorb any losses other than those which we had been obligated to absorb since inception of the CDOs. Accordingly, the purchases of CP were not reconsideration events.

Bullet 9

•	Please describe each of the circumstances under which you purchased assets from CDO vehicles during 2007 and subsequent periods; the reasons for purchasing the assets; the amount of the purchase and loss (if any) that you recognized as a result of acquiring these assets; whether you considered the purchase of these assets to be reconsideration events and if so, whether reconsideration resulted in the consolidation of these vehicles.

In the fourth quarter of 2007, we purchased super senior interests in three of the Conduit Investment CDOs (refer to Note E on Exhibit 1) that had previously obtained funding from the Conduit due to credit deterioration. Recently, we were informed that Moody’s plans to withdraw its rating from the Conduit’s CP. We will therefore purchase the remaining super senior notes issued by the three Conduit Investment CDOs that still obtain funding from the Conduit (refer to Note A on Exhibit 1). Proceeds of these purchases will be used to repay the outstanding CP issued by the Conduit. Following the completion of these transactions during the second quarter of 2008, the Conduit will be liquidated.

Each of these purchases are considered to be a reconsideration event with regard to the respective Conduit Investment CDO, all of which have been or will be consolidated following our purchase. However, with regard to the Conduit, we did not consider these purchases to be reconsideration events. As discussed above in our response to Bullet 3,

Christian Windsor
Securities and Exchange Commission
May 21, 2008

we are obligated in our role as administrator to protect the interests of the CP investors. The liquidity agreements that we entered into at inception of the Conduit exposed us to the risk of loss in the event that an asset is removed from the Conduit and the fair value of that asset is less than par. Our actions taken in connection with the removal of assets from the Conduit are consistent with these obligations. Accordingly, they are not reconsideration events.

Through March 31, 2008, we have recorded aggregate losses, net of hedge gains, of $660 million associated with our liquidity obligation to the Conduit and additional losses, net of hedge gains, of $299 million on the three Conduit Investment CDOs that were consolidated in the fourth quarter of 2007.

Four CDO Vehicles have been liquidated in 2008 to date (refer to Note C on Exhibit 1), including two vehicles which we had consolidated in the fourth quarter of 2007. As holder of all of the super senior securities of each of the four CDO Vehicles, we were entitled to substantially all of the liquidation proceeds. To protect ourselves from excessive losses that could result from predatory third party bids in the liquidation auctions, we submitted bids for individual assets reflecting our estimate of fair value. We purchased assets with an aggregate fair value of $309 million in the first quarter of 2008 and recorded losses of $25 million on these assets through March 31, 2008. To date in the second quarter, we have purchased additional assets with an aggregate fair value of $1.6 billion.
Asset Acquisition Conduits, page 38
2.	We refer to your response to comment 11 of our letter dated April 11, 2008, and to our telephone conversation held on May 8, 2008. Please provide us with a detailed description of how the asset acquisition conduits are structured, your involvement in the conduits, and how you evaluated these conduits under FIN 46(R). Specifically address the following:

Bullet 1

•	Identify the variable interests in the conduits, the holders of each of the variable interests, and the sources of variability in the conduits.

[Confidential Treatment Requested by Bank of America Corporation]

Bullet 2

•	To the extent that you determined that you are not a variable interest holder in the conduits, explain your exposure to losses as a result of your role as derivative counterparty to both the conduit and your customers.

As noted above, we are exposed to both counterparty credit risk and basis risk through the customer derivatives. To date, we have not experienced any credit-related losses

Christian Windsor
Securities and Exchange Commission
May 21, 2008

from the customer derivatives. We have, however, seen a decline in profitability due to increased Conduit funding costs that are not passed through to our customers.

Bullet 3

•	Clarify whether you provide any liquidity support to these conduits.

Other than as described above in our role as derivative counterparty, we do not provide any liquidity support to these conduits.

Bullet 4

•	Tell us whether the asset acquisition conduits have experienced difficulty in issuing commercial paper subsequent to year end. Additionally, please tell us whether you have ever purchased commercial paper issued by these conduits, and if so, whether you considered the purchase to be a reconsideration event under FIN 46(R).

The AA Conduits have not experienced any material difficulties in issuing debt securities subsequent to year end. We have, however, purchased an insignificant amount of debt securities issued by the AA Conduits from time to time due to the lack of liquidity in the market. At March 31, 2008 and December 31, 2007 we held a combined total of $55 million and $27 million of debt securities issued by the AA Conduits.

We considered the purchase of debt securities to be a reconsideration event principally because the purchases were made due to the lack of liquidity in the market rather than as a result of our typical sales and trading activities. However, our previous conclusions did not change as the result of the reconsideration analysis. We are a net creator of variability for the AA Conduits. Accordingly, we do not hold a significant variable interest in them.
Amendment No. 2 to Bank of America’s Registration Statement on Form S-4:
     Note: In this section of this response letter, references to page numbers and section headings refer to page numbers and section headings in Amendment No. 3 to Bank of America’s Registration on Form S-4 (“Amendment No. 3”), as filed concurrently with this letter and dated May 21, 2008, via EDGAR submission. Such amendment reflects the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate. We have also provided, on a supplemental basis, a blackline of the Form S-4 marked against Amendment No. 2 to facilitate the Staff’s review.
Federal Income Tax Consequences of the Merger, page 70
3.	Revise this section to clarify that the discussion is supported by, or represent the opinion of the counsel who filed opinions under Item 601(b)(8) of Regulation SK. Please refrain from referring to the disclosure in this section as a “general summary” when it, in fact, reflects and is supported by the opinion of counsel.

Christian Windsor
Securities and Exchange Commission
May 21, 2008

In response to the Staff’s comment, we have revised the disclosure on page 71.
Exhibit 8(a) and (b), Tax Opinions of Cleary Gottlieb and Wachtell Lipton
4.	Both the opinion provided by Cleary Gottlieb and the opinion provided by Wachtell Lipton opine as to the accuracy of the disclosure under the heading Federal income Tax Consequences of the Merger. However, Item 601(b)(8) requires an opinion regarding the material federal income tax consequences of a transaction, rather than the accuracy of disclosure. We also note that the merger agreement requires an opinion stating that the merger will qualify for reorganization treatment. Therefore, please revise both Exhibit 8.1 and 8.2 so that they express an opinion regarding the material consequence, either by adopting the discussion beginning on page 43 or by providing counsel’s own analysis in the filed opinion.

In response to the Staff’s comment, we have revised Exhibits 8.1 and 8.2 to provide counsel’s analysis in each filed opinion.
* * *

Christian Windsor
Securities and Exchange Commission
May 21, 2008

     Please direct any questions concerning the above responses to Paul J. Shim (telephone: (212) 225-2930; fax: (212) 225-3999) with a copy to the undersigned (telephone: (704) 386-4238; fax: (704) 386-0181).
Very truly yours,
Teresa M. Brenner
Associate General Counsel
Bank of America Corporation
Enclosures
cc: Kathryn McHale, Esq.

Christian Windsor
Securities and Exchange Commission
May 21, 2008

Exhibits 1 and 2
[Confidential Treatment Requested by Bank of America Corporation]